Exhibit 99.2

Rio Tinto Group

Unaudited Condensed Interim Financial Report

Period ended June 30, 2017

TABLE OF CONTENTS

About Rio Tinto	2

Forward looking statements	2

Net earnings and underlying earnings	7

Commentary on the Group financial results	8

Rio Tinto financial information by business unit	11

Notes to financial information by business unit	13

Review of operations	15

Directors’ report	24

Non-GAAP measures	26

Financial statements	F

This document includes portions of the previously published results of announcement of Rio Tinto (as defined on page 2) as of, and for the six months ended June 30, 2017, announced on August 2, 2017. For more information on our use of non-GAAP financial measures in this report, see the section entitled “Net earnings and underlying earnings” and the detailed reconciliation on page 7. This document does not update or otherwise supplement the information contained in the previously published results announcement although certain information that is outdated or has been superseded has been removed, and in some cases modified, to preserve accuracy for the purposes of this filing.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, gold, industrial minerals (borates, titanium dioxide and salt), iron ore, thermal and metallurgical coal and uranium. Activities span the world and are strongly represented in Australia and North America, with significant businesses in Asia, Europe, Africa and South America.

Forward-looking statements

This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends”, “aims”, “projects”, “will”, “targets”, “set to”, “may”, “plans” or similar expressions. In particular, among other statements, certain statements under the caption “Dividends” and elsewhere in this report with regard to expected levels of growth, profitability, capital expenditure, returns to shareholders (capital or otherwise) and dividends are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements are levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Continued focus on allocating cash with discipline

2017 interim capital returns

•	Total cash returns to shareholders announced with respect to 2017 first half stand at $3.0 billion.

•	Represent 75 per cent of 2017 first half underlying earnings.

$2.0 billion interim dividend

•	2017 interim dividend of 110 US cents per share, equivalent to $2.0 billion, to be paid on 21 September 2017.

$1.0 billion additional share buy-back

•	Increased share buy-back by $1.0 billion in Rio Tinto plc shares.

•	In addition to the $0.2 billion remaining from the $0.5 billion share buy-back programme announced in February 2017.

•	The total share buy-backs will be completed by the end of 2017.

Revenues and earnings

•	Consolidated sales revenues of $19.3 billion, $3.8 billion higher than 2016 first half, primarily due to higher average commodity prices.

•	EBITDA margin[2] of 45 per cent in 2017 first half, compared with 33 per cent in 2016 first half.

•	Underlying earnings[1] of $3.9 billion, 152 per cent higher than 2016 first half, driven by the $2.7 billion (post-tax) impact of higher prices.

•	Effective tax rate of 31 per cent compared with 25 per cent in 2016 first half, reflecting the impact of a non-cash deferred tax asset write-down relating to Grasberg.

•	Net earnings of $3.3 billion were $0.6 billion lower than underlying earnings, primarily reflecting non-cash exchange losses of $0.4 billion and net impairment charges of $0.2 billion.

Cash flow and balance sheet

	First half 2017 US$m	First half 2016 US$m
Net cash generated from operating activities	6,306	3,240
Capital expenditure[4]	(1,758)	(1,318)
Other investing activities*	94	114

Free cash flow	4,642	2,036
Disposals	135	556
Dividends paid to equity shareholders	(2,248)	(1,916)
Share buy-back	(252)	–
Other	(261)	203

Reduction in net debt[5,7]	2,016	879

*	Mainly sales of property, plant and equipment

•	Generated net cash from operating activities of $6.3 billion, 95 per cent higher than 2016 first half, primarily due to higher prices partly offset by an increase in taxes paid driven by higher profits.

•	Capital expenditure of $1.8 billion, of which $0.7 billion was sustaining capex.

•	Generated free cash flow[7,8] of $4.6 billion.

•	Continued shaping of the portfolio with the sale of the Coal & Allied thermal coal assets for $2.69 billion announced in 2017 first half, of which $2.45 billion is payable in cash on completion expected in the third quarter of 2017. Second tranche from Lochaber sale of $0.2 billion received in 2017 first half.

•	Paid the 2016 final dividend of $2.2 billion.

•	Ongoing share buy-back in Rio Tinto plc shares.

•	Bought back $0.3 billion of Rio Tinto plc shares by 1 August 2017.

•	Further strengthened the balance sheet with a 21 per cent reduction in net debt to $7.6 billion and net gearing ratio[6,7] of 13 per cent. Successfully completed a $2.5 billion bond tender and redemption exercise which drove the reduction in gross debt.

Growth projects

•	Silvergrass iron ore development in the Pilbara (approved project spend of $338 million) maintains the Pilbara blend, lowers unit costs and adds 10 million tonnes of annual capacity. Full commissioning is on target for the fourth quarter of 2017.

•	Oyu Tolgoi underground copper mine development in Mongolia (approved project spend of $5.3 billion): first tonnes expected in 2020, with average annual production of 560 thousand tonnes between 2025 and 2030[9].

•	Amrun bauxite project in Queensland (approved project spend of $1.9 billion) remains on track, with production and shipping expected to commence in the first half of 2019, increasing bauxite exports by around 10 Mt/a10.

Guidance

•	Additional cumulative free cash flow of $5.0 billion from 2017 to the end of 2021 from productivity improvements.

•	Capital expenditure expected to remain at around $5.0 billion in 2017 and around $5.5 billion in each of 2018 and 2019. Each year includes approximately $2.0 to 2.5 billion of sustaining capex.

•	Effective tax rate on underlying earnings of approximately 30 per cent expected in 2017.

•	Production guidance is unchanged from the Second Quarter Operations Review.

[1]	Underlying EBITDA and earnings are key financial performance indicators which management use internally to assess performance. They are presented here to provide greater understanding of the underlying business performance of the Group’s operations. Net and underlying earnings relate to profit attributable to the owners of Rio Tinto. Underlying EBITDA and earnings are defined on page 13. Underlying earnings is reconciled to net earnings on page 27.
[2]	EBITDA margin is defined as Group underlying EBITDA divided by Product Group total revenues as per the Financial Information by Business Unit on page 11 where it is reconciled to profit on ordinary activities before finance items and taxation and consolidated sales revenue. This financial metric is used by management internally to assess performance, and therefore is considered relevant to users of the accounts.
[4]	Capital expenditure is presented gross, before taking into account any cash inflows from disposals of property, plant and equipment.
[5]	Net debt is defined and reconciled to the balance sheet on page F-15.
[6]	Net gearing ratio is defined as net debt divided by the sum of net debt and total equity at each period end.
[7]	These financial performance indicators are those which management use internally to assess performance, and therefore are considered relevant to users of the accounts.
[8]	Free cash flow is defined as Net cash generated from operating activities less Purchases of property, plant and equipment (PP&E) plus Sales of PP&E. It is a key financial indicator which management uses internally to assess performance and is therefore considered relevant to users of the accounts.
[9]	This production target was disclosed in a release to the market on 6 May 2016. All material assumptions underpinning that target continue to apply and have not materially changed.
[10]	This increased production was disclosed in a release to the market on 27 November 2015. All material assumptions underpinning that increase continue to apply and have not materially changed.

Underlying EBITDA and underlying earnings by product group

	First half 2017 US$m		First half 2016 US$m		Change US$m		Change %
Underlying EBITDA[1]
Iron Ore	5,607		3,438		2,169		+63%
Aluminium	1,666		1,076		590		+55%
Copper & Diamonds	771		666		105		+16%
Energy & Minerals	1,434		531		903		+170%
Other operations	–		(12)		12		n/a

Product Group Total	9,478		5,699		3,779		+66%
Other central items Exploration and evaluation	(351 (85	) )	(255 (77	) )	(96 (8	) )	-38 -10	% %

	9,042		5,367		3,675		+68%

Underlying earnings
Iron Ore	3,255		1,743		1,512		+87%
Aluminium	759		377		382		+101%
Copper & Diamonds	(69)		(56)		(13)		-23%
Energy & Minerals	652		82		570		+695%
Other operations	(34)		(32)		(2)		-6%

Product Group Total	4,563		2,114		2,449		+116%
Other central items Exploration and evaluation Net interest	(226 (76 (320	) ) )	(159 (64 (328	) ) )	(67 (12 8	) )	-42 -19 +2	% % %

	3,941		1,563		2,378		+152%

[1]	Underlying EBITDA is a key financial indicator which management uses internally to assess performance. It excludes the same items that are excluded in arriving at underlying earnings. See page 11 for further detail and a reconciliation to profit on ordinary activities before finance items and tax.

Net earnings and underlying earnings

In order to provide additional insight into the performance of its business, Rio Tinto reports underlying earnings. The differences between underlying earnings and net earnings are set out in the following table (all numbers are after tax and exclude non-controlling interests).

Six months to 30 June	2017 US$m	2016 US$m
Underlying earnings	3,941	1,563

Items excluded from underlying earnings
Impairment charges	(166)	(7)
Net (losses) / gains on disposal of interests in businesses	(5)	193
Exchange and derivative (losses) / gains on US dollar net debt and intragroup balances and derivatives not qualifying for hedge accounting	(502)	558
Onerous port and rail contracts	–	(496)
Rio Tinto Kennecott insurance claim	45	–
Restructuring costs including global headcount reduction	–	(88)
Other excluded items	(8)	(10)

Net earnings	3,305	1,713

Explanation of excluded items is given on page 9. A detailed reconciliation from underlying earnings to net earnings, which includes pre-tax amounts plus additional explanatory notes, are given on pages 27 and 28.

Commentary on the Group financial results

The principal factors explaining the movements in underlying and net earnings are set out in the table below (all numbers are after tax and non-controlling interests).

	Underlying earnings US$m	Net earnings US$m
2016 first half	1,563	1,713

Prices	2,743
Exchange rates	(92)
Volumes	(177)
General inflation	(123)
Energy	(63)
Lower cash costs (pre-tax $379 million)	265
Lower exploration and evaluation costs	32
Tax / non-cash / interest / other	(207)

Total changes in underlying earnings	2,378	2,378
Increase in net impairment charges		(159)
Movement in gains/losses on consolidation and disposal of interests in businesses		(198)
Movement in exchange differences and gains/losses on debt		(1,060)
Absence of onerous port and rail contract charges		496
Rio Tinto Kennecott insurance claim		45
Absence of restructuring costs including global headcount reductions		88
Other movements		2

2017 first half	3,941	3,305

Prices

The effect of all price movements on the Group’s commodities in 2017 first half was to increase underlying earnings by $2,743 million compared with 2016 first half.

The Platts price for 62 per cent iron Pilbara fines was 42 per cent higher on average compared with 2016 first half. Hard coking coal benchmark prices were 239 per cent higher on average compared with 2016 first half and thermal coal spot prices averaged 59 per cent higher.

Earnings and cash flows were also boosted by higher average prices for copper and aluminium which were up 23 per cent and 22 per cent respectively, half-on-half.

Exchange rates

Compared with 2016 first half, the US dollar, on average, remained flat against the Canadian dollar, weakened by three per cent against the Australian dollar and by 14 per cent against the South African rand. The effect of all currency movements was to decrease underlying earnings relative to 2016 first half by $92 million.

Volumes

Movements in sales volumes decreased earnings by $177 million compared with 2016 first half. Heavy rainfall in Australia impacted volumes for iron ore and coking coal, while lower head grades at Oyu Tolgoi led to reduced copper volumes. These were partly offset by higher bauxite volumes following record production from the Australian mines.

Energy

Higher input energy prices during the year reduced underlying earnings by $63 million compared with 2016 first half in part related to oil, where the average price rose approximately 33 per cent half-on-half, averaging $53 per barrel during 2017 first half.

Cash costs, exploration and evaluation

Rio Tinto continued to realise considerable savings from its cost reduction programme, delivering $0.5 billion pre-tax (earnings impact of $0.3 billion) in operating cash cost savings ($379 million pre-tax) and reductions in exploration and evaluation cash expenditure ($89 million pre-tax) in 2017 first half, meeting its $2.0 billion target over 2016 and 2017 six months earlier than scheduled. The Group has now achieved $8.2 billion pre-tax ($5.8 billion post-tax) in total operating cash cost improvements and reductions in exploration and evaluation expenditure compared with the 2012 base.

The Group continued to optimise its expenditure on exploration and evaluation, progressing the highest value projects.

Tax / non-cash / interest / other

The 2017 first half effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 31 per cent compared with 25 per cent in 2016 first half. The higher tax rate in 2017 first half primarily reflected the impact of a deferred tax asset write-down relating to Grasberg. The effective tax rate in Australia remained at 30 per cent. The Group expects an effective tax rate on underlying earnings of approximately 30 per cent in 2017.

The Group interest charge (net of tax) of $320 million was $8 million lower than 2016 first half. It included $180 million of early redemption costs from bond purchases in 2017 first half when the Group successfully completed a $2.5 billion bond tender and redemption exercise which drove the reduction in gross debt of $2.5 billion. In 2016 first half, similar exercises reduced gross debt by $4.5 billion, with early redemption costs of $125 million. Since the start of 2016, the Group has reduced the nominal value of outstanding bonds from approximately $21 billion to around $9.5 billion.

Items excluded from underlying earnings

An impairment charge of $166 million (post-tax) was recognised in 2017 first half, relating primarily to the carrying value of the Roughrider deposit in Canada. Its recoverable amount was determined to be nil due to uncertainty over whether commercially viable quantities of mineral resources could be identified at a future date.

Non-cash exchange and derivative losses in 2017 first half of $502 million arose primarily on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting. These exchange losses were in contrast to net exchange gains in 2016 first half of $558 million, giving rise to a negative period-on-period movement of $1,060 million. The exchange losses are largely offset by currency translation gains recognised in equity and the quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore largely unaffected.

In 2016 first half, the Group recognised an onerous contract provision for $496 million (post-tax) relating to infrastructure capacity requirements in Queensland Australia.

In 2017 first half, the Group received the final settlement on the insurance claims related to the 2013 pit-wall slide at Rio Tinto Kennecott for $233 million pre-tax or $146 million post-tax. Part of the settlement ($45 million post-tax) has been excluded from underlying earnings in line with the treatment of associated costs incurred from 2013 to 2015.

Cash flow

Net cash generated from operating activities of $6.3 billion was 95 per cent higher than 2016 first half driven by higher commodity prices and cash cost improvements, partly offset by higher tax payments, driven by higher underlying profits.

Purchases of property, plant and equipment and intangible assets were $1.8 billion in 2017 first half, an increase of 33 per cent compared with 2016 first half. Major capital projects in 2017 first half included the development of the Oyu Tolgoi underground copper mine in Mongolia, construction of key infrastructure at the Amrun bauxite project in Queensland and development of the Silvergrass iron ore mine in the Pilbara.

Dividends paid in 2017 first half of $2.2 billion reflected the final 2016 dividend, paid in April 2017, and share repurchases totalled $252 million.

Balance sheet

Net debt (see page F-15) decreased by $2.0 billion to $7.6 billion at 30 June 2017. Net debt to EBITDA declined from 0.7 times at 31 December 2016 to 0.4 times at 30 June 2017. Net debt to total capital (net gearing ratio) declined to 13 per cent at 30 June 2017 (31 December 2016: 17 per cent) and interest cover was 11 times (2016 first half: five times).

Adjusted total borrowings at 30 June 2017 were $15.6 billion (refer to page F-15). In 2017 first half, the Group successfully completed a $2.5 billion bond tender and redemption exercise and reduced overall gross debt by $2.5 billion. At 30 June 2017, approximately 80 per cent of Rio Tinto’s total borrowings were at floating interest rates, the weighted average cost of total borrowings was approximately 4.0 per cent and the weighted average maturity was around 11 years. The maximum amount, within non-current borrowings, maturing in any one calendar year was $1.8 billion which matures in 2025.

In 2017 first half, the Group repaid $2.6 billion of borrowings, including $2.5 billion of bonds. Cash and cash equivalents plus other short-term cash investments at 30 June 2017 were $8.0 billion (31 December 2016: $8.4 billion).

Profit for the period

Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio Tinto in 2017 first half totalled $3,305 million (2016 first half: $1,713 million). The Group recorded a profit in 2017 first half of $3,287 million (2016 first half: $1,741 million) of which a loss of $18 million (2016 first half profit: $28 million) was attributable to non-controlling interests.

Shareholder returns

In February 2016, the board announced a new shareholder returns policy. At the end of each financial period, the board will determine an appropriate total level of ordinary dividend per share, taking into account the results for the financial year, the outlook for our major commodities, the board’s view of the long-term growth prospects of the business and the Company’s objective of maintaining a strong balance sheet. The intention is that the balance between the interim and final dividend be weighted to the final dividend.

The board expects total cash returns to shareholders over the longer term to be in a range of 40 to 60 per cent of underlying earnings in aggregate through the cycle.

The board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising shareholder value.

Acknowledging the cyclical nature of the industry, in periods of strong earnings and cash generation, it is the board’s intention to supplement the ordinary dividends with additional returns to shareholders.

Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 1 August 2017 (the latest practicable date prior to the declaration of the dividend).

Regulatory matters

The outcome on the Group of the regulatory investigations (see page F-22), and any associated litigation, is subject to a number of significant uncertainties at the present time. They could ultimately expose the Group to material financial cost.

Rio Tinto financial information by business unit

			Gross revenue (a)		EBITDA (b)		Net earnings (c)
			for the 6 months ended		for the 6 months ended		for the 6 months ended
	Rio Tinto interest %		30 June 2017 US$m	30 June 2016 US$m	30 June 2017 US$m	30 June 2016 US$m	30 June 2017 US$m	30 June 2016 US$m
Iron Ore
Pilbara		(d)	8,723	6,303	5,586	3,481	3,245	1,797
Evaluation projects/other			40	28	21	(43)	10	(54)

Total Iron Ore			8,763	6,331	5,607	3,438	3,255	1,743

Aluminium		(e)
Bauxite			957	962	377	413	215	243
Alumina			1,303	964	253	(25)	111	(83)
Intrasegment			(388)	(369)	(22)	–	(15)	–

Bauxite & Alumina			1,872	1,557	608	388	311	160
Primary Metal			2,833	2,374	803	504	322	107
Pacific Aluminium			1,104	946	231	130	92	29
Intersegment & Other			(1,166)	(891)	1	(24)	3	5

Integrated Operations			4,643	3,986	1,643	998	728	301
Other Product Group Items			667	530	(61)	(14)	(47)	(10)

Product group operations			5,310	4,516	1,582	984	681	291
Evaluation projects/other			58	37	84	92	78	86

Total Aluminium			5,368	4,553	1,666	1,076	759	377

Copper & Diamonds
Rio Tinto Kennecott	100.0		564	496	346	(93)	77	(208)
Escondida	30.0		577	761	281	376	39	145
Grasberg		(f)	–	102	(28)	10	(170)	(28)
Oyu Tolgoi & Turquoise Hill		(g)	441	752	143	330	1	51
Diamonds		(h)	340	342	97	121	19	22

Product group operations			1,922	2,453	839	744	(34)	(18)
Evaluation projects/other			–	–	(68)	(78)	(35)	(38)

Total Copper & Diamonds			1,922	2,453	771	666	(69)	(56)

Energy & Minerals
Rio Tinto Coal Australia		(i)	1,540	1,125	668	213	395	30
Iron Ore Company of Canada	58.7		871	544	366	75	112	(9)
Rio Tinto Iron & Titanium		(j)	829	632	250	154	79	28
Rio Tinto Borates	100.0		325	309	120	119	55	63
Dampier Salt	68.4		97	123	15	35	2	11
Uranium		(k)	193	210	25	48	13	18

Product group operations			3,855	2,943	1,444	644	656	141
Simandou iron ore project		(l)	–	–	(5)	(90)	(2)	(42)
Evaluation projects/other			–	17	(5)	(23)	(2)	(17)

Total Energy & Minerals			3,855	2,960	1,434	531	652	82

Other Operations		(m)	3	–	–	(12)	(34)	(32)

Intersegment transactions			(5)	(4)	–	–	–	–

Product Group Total			19,906	16,293	9,478	5,699	4,563	2,114

Other items					(351)	(255)	(226)	(159)
Exploration and evaluation					(85)	(77)	(76)	(64)
Net interest							(320)	(328)

Underlying EBITDA/earnings					9,042	5,367	3,941	1,563
Items excluded from underlying EBITDA/earnings			2	14	(70)	(497)	(636)	150

EBITDA/net earnings					8,972	4,870	3,305	1,713

Reconciliation to Group income statement Share of equity accounted unit sales and intra-subsidiary/equity accounted units sales			(589)	(807)
Depreciation & amortisation in subsidiaries excluding capitalised depreciation					(2,102)	(2,238)
Impairment charges					(357)	(9)
Depreciation & amortisation in equity accounted units					(294)	(232)
Taxation and finance items in equity accounted units					(56)	(128)

Consolidated sales revenue / profit on ordinary activities before finance items and tax			19,319	15,500	6,163	2,263

Rio Tinto financial information by business unit (continued)

			Capital expenditure (n)		Depreciation & amortisation		Operating assets (o)
			for the 6 months ended		for the 6 months ended		as at
	Rio Tinto interest %		30 June 2017 US$m	30 June 2016 US$m	30 June 2017 US$m	30 June 2016 US$m	30 June 2017 US$m	31 December 2016 US$m
Iron Ore
Pilbara		(d)	528	358	784	806	17,124	16,337
Evaluation projects/other			–	–	–	–	2	2

Total Iron Ore			528	358	784	806	17,126	16,339

Aluminium		(e)
Bauxite			291	89	60	53	1,452	1,278
Alumina			33	44	104	101	2,648	2,588
Intrasegment			–	–	–	–	(16)	–

Bauxite & Alumina			324	133	164	154	4,084	3,866
Primary Metal			154	196	341	353	10,966	10,701
Pacific Aluminium			41	36	97	96	1,018	1,044
Intersegment & Other			2	(5)	1	5	142	171

Total Aluminium			521	360	603	608	16,210	15,782

Copper & Diamonds
Rio Tinto Kennecott	100.0		114	180	209	190	2,077	2,190
Escondida	30.0		80	230	225	151	3,435	3,565
Grasberg		(f)	81	105	16	56	1,076	1,151
Oyu Tolgoi & Turquoise Hill		(g)	347	109	166	217	4,146	3,804
Diamonds		(h)	44	50	61	79	607	655

Product group operations			666	674	677	693	11,341	11,365
Evaluation projects/other			(1)	2	2	2	171	166

Total Copper & Diamonds			665	676	679	695	11,512	11,531

Energy & Minerals
Rio Tinto Coal Australia		(i)	28	45	71	145	1,363	1,807
Iron Ore Company of Canada	58.7		40	25	75	76	916	1,018
Rio Tinto Iron & Titanium		(j)	46	38	107	91	3,755	3,662
Rio Tinto Borates	100.0		15	8	26	26	502	508
Dampier Salt	68.4		4	5	11	11	156	146
Uranium		(k)	12	11	16	11	(109)	(143)

Product group operations			145	132	306	360	6,583	6,998
Simandou iron ore project		(l)	–	–	–	–	14	13
Evaluation projects/other			–	2	–	1	40	272

Total Energy & Minerals			145	134	306	361	6,637	7,283

Other Operations		(m)	(42)	1	19	17	94	227

Product Group Total			1,817	1,529	2,391	2,487	51,579	51,162

Intersegment							190	142
Net assets of disposal groups held for sale		(p)					279	(7)
Other items			6	(60)	20	28	(2,186)	(2,420)
Less: equity accounted units (EAU)			(144)	(267)	(294)	(232)

Total			1,679	1,202	2,117	2,283	49,862	48,877

Add back: Proceeds from sale of fixed assets			79	116

Total capital expenditure per cash flow statement			1,758	1,318

Less: Net debt							(7,571)	(9,587)

Equity attributable to owners of Rio Tinto							42,291	39,290

Notes to financial information by business unit

Business units are classified according to the Group’s management structure. Certain comparative amounts have been recast to appropriately represent changes in management responsibility.

(a)	Gross sales revenue includes the sales revenue of equity accounted units on a proportionately consolidated basis (after adjusting for sales by EAUs to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in gross sales revenue.

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation charged to the income statement in the period. Underlying EBITDA excludes the same items that are excluded from underlying earnings.

(c)	Represents profit after tax for the period attributable to the owners of the Rio Tinto Group. Business unit earnings are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at underlying earnings.

(d)	Pilbara represents the Group’s 100 per cent holding in Hamersley, 50 per cent holding of Hope Downs Joint Venture and 65 per cent holding of Robe River Iron Associates. The Group’s net beneficial interest in Robe River Iron Associates is 53 per cent as 30 per cent is held through a 60 per cent owned subsidiary and 35 per cent is held through a 100 per cent owned subsidiary.

(e)	Presented on an integrated operations basis splitting activities between Bauxite & Alumina, Primary Metal, Pacific Aluminium and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items, which relate to other commercial activities.

(f)	Through a joint venture agreement with Freeport-McMoRan Inc. (Freeport), Rio Tinto is entitled to 40 per cent of material mined above an agreed threshold as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Rio Tinto’s interest in Oyu Tolgoi is held indirectly through its 50.8 per cent investment in Turquoise Hill Resources Ltd (TRQ), where TRQ’s principal asset is its 66 per cent investment in Oyu Tolgoi LLC, which owns the Oyu Tolgoi copper-gold mine.

(h)	Includes Rio Tinto’s interests in Argyle (100 per cent) and Diavik (60 per cent).

(i)	Rio Tinto as a 100 per cent owner of Coal & Allied holds a 67.6 per cent interest, 80 per cent interest and 55.6 per cent interest respectively, with management rights, in Hunter Valley Operations, Mount Thorley and Warkworth.

On	1 March 2016, Coal & Allied disposed of its 40 per cent interest in Bengalla Joint Venture and on 5 August 2016, Coal & Allied disposed of its 100 per cent interest in the Mount Pleasant project. Both were included up until their respective disposal dates.

On	24 January 2017, Rio Tinto announced it had reached a binding agreement for the sale of its 100 per cent shareholding in Coal & Allied Industries Limited and certain contractual obligations to Yancoal Australia Limited. A majority of Rio Tinto independent shareholders approved the transaction at a general meeting of Rio Tinto plc and Rio Tinto Limited on 27 June and 29 June 2017 respectively. Subject to all remaining conditions precedent being satisfied it is expected that the transaction will complete in the third quarter of 2017.

(j)	Includes Rio Tinto’s interests in Rio Tinto Fer et Titane (100 per cent), QIT Madagascar Minerals (QMM, 80 per cent) and Richards Bay Minerals (attributable interest of 74 per cent).

(k)	Includes Rio Tinto’s interests in Energy Resources of Australia (68.4 per cent) and Rössing Uranium Limited (68.6 per cent).

(l)	Simfer Jersey Limited, a company incorporated in Jersey in which the Group has a 53 per cent interest, has an 85 per cent interest in Simfer S.A. the company that owns the Simandou mining project in Guinea. The Group therefore has a 45.05 per cent indirect interest in Simfer S.A. These entities are consolidated as subsidiaries and together referred to as the Simandou iron ore project.

(m)	Other Operations include Rio Tinto’s 100 per cent interest in the Gove alumina refinery and Rio Tinto Marine.

(n)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations and equity accounted units.

Notes to financial information by business unit (continued)

(o)	Operating assets of subsidiaries comprise net assets excluding post-retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are stated after deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. inclusive of such companies’ debt and amounts due to or from Rio Tinto Group companies).

(p)	Assets and liabilities held for sale at 30 June 2017 principally comprise Rio Tinto’s interests in Coal & Allied and certain contractual obligations, with depreciation (up until the transfer to asset held for sale) and capital expenditure for the period included against the Rio Tinto Coal Australia line within the FIBU. Assets held for sale also include certain separate assets at Rio Tinto Kennecott.

Review of operations

Iron Ore

	First half 2017	First half 2016	Change
Pilbara production (million tonnes – Rio Tinto share)	128.7	131.3	-2%
Pilbara production (million tonnes – 100%)	157.0	160.8	-2%
Pilbara shipments (million tonnes – Rio Tinto share)	127.2	129.8	-2%
Pilbara shipments (million tonnes – 100%)	154.3	158.9	-3%

Gross sales revenue (US$ millions)	8,763	6,331	+38%
Underlying EBITDA (US$ millions)	5,607	3,438	+63%
Underlying earnings (US$ millions)	3,255	1,743	+87%
Net cash generated from operating activities (US$ millions)	4,209	2,580	+63%
Capital expenditure (US$ millions)	(528)	(358)	+47%
Free cash flow (US$ millions)	3,682	2,222	+66%

Iron Ore Company of Canada and Simandou are reported within Energy & Minerals, reflecting management responsibility.

Performance

The Iron Ore group’s underlying earnings of $3,255 million in 2017 first half were 87 per cent or $1,512 million higher than 2016 first half. The group benefited from higher prices, reflected in the 42 per cent rise, on average, in the Platts 62 per cent index, and further cash cost savings.

Pre-tax cash cost improvements in the Iron Ore group were $156 million in 2017 first half and have now delivered $1.5 billion of cumulative savings compared with the 2012 base. This is reflected in a reduction in Pilbara unit cash costs to $13.8 per tonne in 2017 first half (2016 first half: $14.3 per tonne). Increased productivity and timing of stockpile rebuilds have contributed to the positive trend and offset the impact of lower volumes and slightly higher energy costs. Pilbara operations delivered a free on board (FOB) EBITDA margin of 69 per cent in 2017 first half, compared with 58 per cent in 2016 first half.

Gross sales revenues for Pilbara operations in 2017 first half of $8,723 million included freight revenue of $569 million (2016 first half: $344 million).

Net cash generated from operating activities of $4,209 million benefited from higher prices and lower operating costs through the continued realisation of cost savings initiatives and improved productivity. These positive trends fed through to free cash flow of $3,682 million, which was $1,460 million higher than 2016 first half, more than offsetting the 47 per cent rise in capital expenditure attributable to the ongoing construction of Silvergrass.

Markets

First half sales of 154.3 million tonnes (Rio Tinto share 127.2 million tonnes) were three per cent lower than the same period of 2016 due to weather impacts in the first quarter and accelerated rail maintenance activity in the second quarter.

Approximately 62 per cent of sales in 2017 first half were priced with reference to the current month average, 19 per cent with reference to the prior quarter’s average index lagged by one month, five per cent with reference to the current quarter average and 14 per cent were sold on the spot market. Approximately 64 per cent of 2017 first half sales were made on a cost and freight (CFR) basis, with the remainder sold free on board (FOB).

Achieved average pricing in 2017 first half was $62.4 per wet metric tonne on an FOB basis (2016 first half: $44.5 per wet metric tonne). This equates to $67.8 per dry metric tonne (2016 first half: $48.4 per dry metric tonne), which compares with the average FOB Platts price of $68.2 per dry metric tonne for 62 per cent iron Pilbara fines (2016 first half: $48.1 per dry metric tonne).

Operations

Pilbara operations produced 157.0 million tonnes (Rio Tinto share 128.7 million tonnes) in the first half of 2017, two per cent lower than the same period of 2016 reflecting adverse weather conditions in the first quarter and accelerated rail maintenance activity in the second quarter.

Further rail maintenance will continue throughout the remainder of 2017, albeit at a lower level than in the second quarter. The expenditure, a portion of which is capital, is included within the Group’s existing guidance.

New projects and growth options

At the Silvergrass project, earthworks for the plant have been completed and installation of the conveyor is underway. Full commissioning remains on target for the fourth quarter of this year.

The automation of the Pilbara train system (AutohaulTM) is continuing to progress well, with around 20 per cent of all train kilometres now completed in autonomous mode, but with drivers on-board managing the remaining safety and reliability systems. Improvements to system performance continue and the project is on schedule to be completed by the end of 2018.

Aluminium

	First half 2017	First half 2016	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	24,167	23,160	+4%
Alumina (000 tonnes)	4,070	4,107	-1%
Aluminium (000 tonnes)	1,777	1,797	–

Gross sales revenue (US$ millions)	5,368	4,553	+18%
Underlying EBITDA (US$ millions)	1,666	1,076	+55%
Underlying earnings (US$ millions)	759	377	+101%
Net cash generated from operating activities (US$ millions)	1,130	974	+16%
Capital expenditure – excluding EAUs (US$ millions)	(458)	(328)	+40%
Free cash flow (US$ millions)	670	641	+5%

To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2016 have been excluded from the Rio Tinto share of production data but assets sold in 2017 remain in the comparative.

The Gove alumina refinery is curtailed and reported separately from Aluminium within Other Operations.

Performance

The Aluminium group’s underlying earnings of $759 million more than doubled compared with 2016 first half, driven by a strong operational performance and a rise in alumina and aluminium LME prices. Further cash cost reductions, productivity improvements and volume increases enhanced the group’s EBITDA margin from integrated operations to 35 per cent (2016 first half: 25 per cent).

Free cash flow generation was marginally higher than 2016 first half despite the higher capital expenditure as construction at Amrun gathers pace. This was due to the resilient EBITDA performance.

Pre-tax cash cost improvements in the Aluminium group were $80 million in 2017 first half. The group has now delivered $1.7 billion of cumulative savings compared with the 2012 base.

Markets

The 2017 first half cash LME aluminium price averaged $1,880 per tonne, an increase of 22 per cent on 2016 first half. Market premia increased in all regions: in the US, the mid-West market premium averaged $206 per tonne in 2017 first half, compared with an average of $182 per tonne in 2016 first half, a 13 per cent rise.

Overall, the group achieved an average realised aluminium price of $2,151 per tonne in 2017 first half (2016 first half: $1,805 per tonne). This includes premia for value-added products (VAP), which represented 57 per cent of primary metal produced in 2017 first half and generated attractive product premia averaging $217 per tonne of VAP sold (2016 first half: $226 per tonne) on top of the physical market premia.

The strong production performance, combined with healthy demand from China, enabled the group to increase its share of third party bauxite shipments by seven per cent to 14.9 million tonnes (2016 first half: 13.9 million tonnes).

Operations

Bauxite production of 24.2 million tonnes was four per cent higher than 2016 first half following record production at both Gove and Weipa. Bauxite underlying earnings declined by 12 per cent to $215 million in 2017 first half with the higher volumes and continued focus on cash cost reductions partly offsetting the impacts of the stronger Australian dollar and slightly lower prices.

Gross sales revenues for bauxite in 2017 first half were relatively flat at $957 million and included freight revenues of $111 million (2016 first half: $96 million).

Alumina production was slightly lower than 2016 first half: a strong performance at Vaudreuil was offset by reduced production at the Yarwun and Queensland alumina refineries due to weather disruptions and timing of major maintenance. There was a continued focus on reducing cash costs and productivity enhancements throughout the operations. These actions, together with higher realised prices, led the Alumina business to deliver positive free cash flow, EBITDA and underlying earnings. Underlying earnings of $111 million in 2017 first half represented a strong turnaround from a loss of $83 million in 2016 first half.

Aluminium production was stable half-on-half. Strong production was achieved across most smelters, offset by the partial production curtailment at the Boyne Island smelter in Australia due to high power prices in Queensland in the first half of 2017. The rise in LME prices drove Aluminium earnings 200 per cent higher, with Primary Metal (Canada, Europe and Middle East) earnings of $322 million, and Pacific Aluminium (Australia, New Zealand) earnings of $92 million.

New projects and growth options

The $1.9 billion Amrun bauxite project on the Cape York Peninsula in north Queensland is advancing to plan in both engineering and construction. Key construction activities have commenced, including piling for the jetty and wharf, whilst fabrication of the process plant is progressing well. The project remains on schedule for first shipment in the first half of 2019.

The $0.7 billion1 bauxite project to expand the production capacity of the Compagnie des Bauxites de Guinée (CBG) to 18.5 million tonnes per annum1 met all approval conditions for execution in November 2016. The first shipment from the expansion project is expected in October 2018. The expansion is currently in the execution phase.

[1]	100 per cent basis. Rio Tinto’s share of capex and production is 45 per cent.

Copper & Diamonds

	First half 2017	First half 2016	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	208.9	265.1	-21%
Refined copper (000 tonnes)	77.1	101.4	-24%
Diamonds (000 carats)	8,487	8,959	-5%

Gross sales revenue (US$ millions)	1,922	2,453	-22%
Underlying EBITDA (US$ millions)	771	666	+16%
Underlying (loss) (US$ millions)	(69)	(56)	-23%
Net cash generated from operating activities (US$ millions)[1]	649	415	+56%
Capital expenditure – excluding EAUs (US$ millions)	(585)	(446)	+31%
Free cash flow (US$ millions)	62	(28)	–

[1]	Net cash generated from operating activities excludes the operating cash flows from equity accounted units (mainly Escondida) but includes dividends from equity accounted units.

Performance

The Copper & Diamonds group recorded an underlying loss of $69 million, compared to a loss of $56 million in 2016 first half. Higher prices, continued success with cash cost reductions and the final insurance settlement ($101 million) relating to the Manefay slide at Kennecott in 2013 were outweighed by the one-off impacts of the Escondida strike ($176 million) and a deferred tax asset write-down at Grasberg ($144 million).

The group delivered free cash flow of $62 million despite a one third increase in capital expenditure as activity ramped up at the Oyu Tolgoi Underground Project. All managed operations were free cash flow positive in 2017 first half, with the exception of Oyu Tolgoi due to the investment in the Underground Project.

The group achieved $173 million of pre-tax cash cost improvements during 2017 first half, bringing total savings delivered across the Copper & Diamonds group since 2012 to $1.4 billion.

Markets

Average LME copper prices increased 23 per cent to 262 cents per pound and gold increased one per cent to $1,238 per ounce compared with 2016 first half.

Rough diamond demand was solid in 2017 first half as factories in India increased manufacturing capacity based on an improved outlook in key emerging markets, resulting in re-stocking activity throughout the pipeline.

The total impact of price changes on the Copper & Diamonds group, including the effects of provisional pricing movements, resulted in an increase in underlying earnings of $174 million compared with 2016 first half.

At 30 June 2017, the group had an estimated 205 million pounds of copper sales that were provisionally priced at 262 US cents per pound. The final price of these sales will be determined during the second half of 2017. This compares with 235 million pounds of open shipments at 31 December 2016, provisionally priced at 250 US cents per pound.

Operations - Copper

Mined copper production was 21 per cent lower than 2016 first half, mainly due to the impact of the strike at Escondida in the first quarter of 2017. Higher mined copper production at Kennecott half-on-half reflected increased mining in the East Wall ore body while production from the Oyu Tolgoi open pit reduced as anticipated due to lower head grades and the drawdown of stockpiles.

On 12 January 2017, the Government of Indonesia issued new mining regulations to address exports of unrefined metals, including copper concentrates, and other matters related to the mining sector. These regulations impact PT Freeport Indonesia’s (‘PT-FI’) operating rights, including its right to continue to export concentrate without restriction. PT-FI also experienced a high level of absenteeism of workers and a strike during April and May 2017. These will have a significant impact on Rio Tinto’s share of production in 2017. Rio Tinto’s full participation beyond 2021 is likely to be delayed due to the application of force majeure provisions in the joint venture agreement between Rio Tinto and PT-FI.

In April 2017, Freeport reached agreement with the Indonesian government to resume concentrate exports (which had been suspended) for a six-month period expiring in October 2017. During this period, Freeport will continue to negotiate with the Indonesian government in relation to its operating licenses and investment stability. Discussions are continuing between Freeport and the Indonesian government to reach a mutually satisfactory longer-term agreement.

Rio Tinto is reporting its metal share for the first half of 2017 as zero.

Operations – Diamonds

Diamond production was five per cent lower than 2016 first half due to lower ore volumes processed at Argyle following wet weather and additional maintenance. This was partly offset by higher carats recovered at Diavik due to higher processed volumes and an increase in recovered grades.

New projects and growth options

Contractor mobilisation at the Oyu Tolgoi Underground Project has continued to ramp up, with a workforce of over 2,650 on site, 85 per cent of whom are Mongolian nationals. Construction of key underground facilities is on schedule, with commissioning in progress and underground mine development advancing. The accommodation camp, conveyor to surface decline and the sinking of shaft #2 and shaft #5 continue to progress. Construction of the first draw-bell is expected in mid-2020.

First production from the Los Colorados Extension project has been delayed due to the impact of the strike at Escondida in the first quarter of 2017. First tonnes are now expected in the third quarter of 2017, adding incremental annual capacity of approximately 200 thousand tonnes of copper (100 per cent basis) in the near term.

Development of the A21 pipe at Diavik remains on schedule and within budget.

Energy & Minerals

	First half 2017	First half 2016	Change
Production (Rio Tinto share)
Hard coking coal (000 tonnes)	3,138	3,780	-17%
Semi-soft coking coal (000 tonnes)	1,575	2,067	-24%
Thermal coal (000 tonnes)	9,176	8,128	+13%
Iron ore pellets and concentrates (000 tonnes)	5,262	4,993	+5%
Titanium dioxide (000 tonnes)	647	481	+34%
Borates (000 tonnes)	256	250	+2%
Salt (000 tonnes)	2,327	2,555	-9%
Uranium (000 lbs)	3,111	3,020	+3%

Gross sales revenue (US$ millions)	3,855	2,960	+30%
Underlying EBITDA (US$ millions)	1,434	531	+170%
Underlying earnings (US$ millions)	652	82	+695%
Net cash generated from operating activities (US$ millions)	1,057	422	+150%
Capital expenditure (US$ millions)	(145)	(134)	+8%
Free cash flow (US$ millions)	908	285	+219%

Iron Ore Company of Canada and Simandou are reported within Energy & Minerals, reflecting management responsibility.

Performance

Underlying earnings for the Energy & Minerals group were $652 million, nearly eight times higher than 2016 first half, as the group benefited from higher prices, primarily coal and iron ore, and lower depreciation following the reclassification of Coal & Allied to Assets held for sale from 1 February 2017.

Pre-tax cash cost improvements in the Energy & Minerals group were $41 million in 2017 first half: the product group has now delivered $1.5 billion of cumulative savings compared with the 2012 base.

Gross sales revenues for the product group in 2017 first half of $3,855 million were 30 per cent higher than 2016 first half as a result of higher prices.

Net cash generated from operating activities of $1,057 million was 150 per cent higher than 2016 first half as the higher prices flowed through. These also boosted free cash flow which, at $908 million, was more than three times higher than 2016 first half.

Markets

Gross sales revenues for Rio Tinto Coal Australia in 2017 first half of $1,540 million (2016 first half: $1,125 million) were 37 per cent higher than 2016 first half. Coal prices fell during 2017 first half from the levels seen at the end of 2016, but were significantly higher than 2016 first half. The group achieved coking coal prices of $177 per tonne, on average, in 2017 first half on an FOB basis (2016 first half: $79 per tonne). Average prices realised for thermal coal were $78 per tonne on an FOB basis in 2017 first half (2016 first half: $51 per tonne).

Thermal coal revenues of $732 million in 2017 first half (2016 first half: $611 million) represented 3.7 per cent of the Rio Tinto Group total (2016 first half: 3.8 per cent).

Titanium dioxide feedstock demand recovered further in 2017 first half as the industry continued to absorb excess inventories, coupled with underlying pigment demand improvement in all major regions. Zircon prices have increased due to short-term supply tightness. Underlying demand remains largely flat, although nascent growth is observed in the North American market.

Borates demand returned to growth mode in 2017 first half supported by construction-related industries in North America, improving fundamentals in global agricultural markets and favourable underlying demand in both China, which is recovering from a low base, and India.

Uranium prices remained low during the first half of 2017. The market remains oversupplied, with this situation expected to remain for several years.

Operations - Energy

Hard coking coal production was 17 per cent below 2016 first half due to the impact of Cyclone Debbie on Hail Creek, where pit access was restricted by water.

Semi-soft coking coal production was 24 per cent lower than 2016 first half, reflecting mine production sequencing changes at Hunter Valley Operations and Mount Thorley Warkworth following lower market demand for semi-soft coking coal.

Thermal coal production was 13 per cent higher than 2016 first half (adjusted to exclude Bengalla production), due to mine sequencing at Hunter Valley Operations as well as an increased focus on thermal coal production at Hail Creek as a result of Cyclone Debbie.

Uranium production was three per cent higher than 2016 first half, reflecting lower production at Energy Resources of Australia which was more than offset by higher production at Rössing.

On 26 June 2017, Rio Tinto confirmed Yancoal Australia as its preferred buyer of the Coal & Allied thermal coal assets, after an improved offer from Yancoal of $2.69 billion. Rio Tinto shareholders have since approved the sale which is expected to complete in the third quarter of 2017. In the first half of 2017, Coal & Allied reported gross sales revenue of $784 million (2016 first half: $582 million) and free cash flow of $263 million (2016 first half: $97 million).

Operations – Iron Ore Company of Canada (IOC)

Rio Tinto’s share of IOC pellet and concentrate production of 5.3 million tonnes was five per cent higher than 2016 first half, with pellet demand continuing to be strong and product mix being optimised to meet customer demand.

Operations - Minerals

Titanium dioxide slag production was 34 per cent higher than 2016 first half, reflecting higher market demand. The rebuild of a furnace at Rio Tinto Fer et Titane (RTFT) leaves only one of nine furnaces at RTFT idle, along with one of four furnaces at Richards Bay Minerals (RBM). RTFT expects to operate eight furnaces for the remainder of the year, compared with seven in 2016.

The respective movements in the production of borates and salt were driven by market demand and the impact of weather at Dampier Salt in the first half of 2017.

New projects and growth options

The feasibility study for the Zulti South development at RBM is entering its final phase. The project has now secured all the environmental permits needed for its development.

The Jadar project in Serbia is a lithium-borate deposit discovered by Rio Tinto in 2004. Project studies are ongoing to determine the economic business case. On 24 July 2017, Rio Tinto announced that it had signed a Memorandum of Understanding with the Government of Serbia in respect of the implementation of the Jadar project.

In light of current market conditions for uranium, no substantive expenditure is now budgeted, or planned, to evaluate the Roughrider deposit in Canada. Due to the uncertainty over whether commercially viable quantities of mineral resources could be identified at a future date, a post-tax impairment charge of $257 million has been recorded to fully write-off the mineral interests recognised on acquisition.

Rio Tinto and Chinalco continue to hold discussions following the signing of a non-binding agreement on 28 October 2016 for Rio Tinto to sell its entire stake in the Simandou project in Guinea to Chinalco.

Other Operations

	First half 2017	First half 2016
Underlying EBITDA (US$ millions)	–	(12)
Underlying loss (US$ millions)	(34)	(32)
Capital expenditure (US$ millions)	42	(1)

Other operations relates to legacy sites including the Gove alumina refinery, where production was curtailed on 28 May 2014.

Other items

	First half 2017	First half 2016
Underlying EBITDA (US$ millions)	(351)	(255)
Underlying loss (US$ millions)	(226)	(159)
Capital expenditure (US$ millions)	(6)	60

Central office costs, central Growth & Innovation costs and other central items are reported in Other items.

Exploration & evaluation

	First half 2017	First half 2016
Post-tax charge (US$ millions)	(76)	(64)

Central exploration & evaluation expenditure in 2017 first half (post divestments and tax) resulted in a charge to underlying earnings of $76 million.

Rio Tinto has a strong portfolio of projects with activity in 15 countries across some eight commodities. The bulk of the exploration spend in this quarter was focused on copper targets in Australia, Chile, Kazakhstan, Mongolia, Papua New Guinea, Peru, Serbia, United States and Zambia. Mine-lease exploration continued at a number of Rio Tinto managed businesses including Pilbara, Richards Bay Minerals, Oyu Tolgoi, Kennecott and Weipa.

DIRECTORS’ REPORT

for the half year ended 30 June 2017

Review of operations and important events

A detailed review of the Group’s operations, the results of those operations during the half year ended 30 June 2017 and likely future developments are given on pages 1 to 23. Important events that have occurred during the period and up until the date of this report are set out below.

Financial

On 8 February 2017, Rio Tinto announced the commencement of a $500 million share buy-back of Rio Tinto plc shares, expected to complete over the period from 1 March 2017 to 31 December 2017. Any shares repurchased are cancelled. As at 1 August 2017, 7.4 million shares ($300 million) had been bought back by Rio Tinto plc.

On 5 April 2017, the Australian Commissioner of Taxation issued amended income tax assessments to Rio Tinto for the calendar years 2010 to 2013, requiring Rio Tinto to pay additional tax of A$379 million plus interest of A$68 million, a total of A$447 million. The Australian Tax Office has acknowledged that the amended assessments do not relate to tax avoidance, and no penalties are payable. Rio Tinto has objected to the amended assessments.

On 10 April 2017, Rio Tinto unveiled details of the $4 billion paid in taxes and royalties and the more than $35 billion direct economic contribution delivered to host communities in 2016.

On 23 June 2017, Rio Tinto announced that it had successfully completed its bond tender and redemption exercises announced on 22 May 2017 and had reduced gross debt by a further $2.5 billion. Since the start of 2016 the nominal value of the Group’s outstanding bonds has reduced from approximately $21 billion to about $9.5 billion. The early redemption costs reduced underlying earnings by approximately $180 million and cash flow from operating activities by approximately $259 million in the first half of 2017. These reductions will be offset by savings in future periods.

People

Executive Committee

With effect from April 2017, Rio Tinto appointed Philip Richards as Group Executive, Group General Counsel. Philip has responsibility for our Legal, Governance and Risk functions and is a member of the Rio Tinto Executive Committee.

Board

On 10 February 2017, Rio Tinto appointed David Constable and Sam Laidlaw to the board with immediate effect and announced that Simon Henry would join the board with effect from 1 July 2017. Mr Henry’s appointment to the board was subsequently brought forward and he was appointed a director with effect from 1 April 2017. It was also announced that Robert Brown and Anne Lauvergeon would not seek re-election at the 2017 annual general meetings. Both stepped down from the board on 4 May 2017.

On 9 March 2017, the Group announced that its chairman, Jan du Plessis, is to retire after the completion of an orderly succession process. A successor is expected to be announced before the end of 2017, with Mr du Plessis retiring as chairman by no later than the 2018 annual general meeting in Australia.

On 20 June 2017, Rio Tinto announced that senior independent director John Varley had resigned as a non-executive director and would step down from the board with immediate effect. Mr Varley was also chair of the Remuneration Committee.

On 26 June 2017, Rio Tinto announced that Ann Godbehere had been appointed senior independent director on the Rio Tinto board, in which capacity she would lead the process under way to appoint a new chairman to succeed Jan du Plessis. Ann joined the Remuneration Committee and remains the chair of the Audit Committee. Simon Thompson was appointed chair of the Remuneration Committee. All of these appointments were with immediate effect.

Transactions

On 24 January 2017, Rio Tinto announced that it had entered into a binding agreement for the sale of its Australian wholly owned subsidiary, Coal & Allied Industries Limited, to Yancoal Australia Limited (“Yancoal”) for up to $2.45 billion. This required shareholder approval as Yancoal is considered to be a related party of Rio Tinto as a consequence of Chinalco being a 10.1 per cent shareholder in the Rio Tinto Group. Following competing bids by Glencore plc between 9 June and 23 June 2017, an improved revised offer from Yancoal was received on 25 June 2017, comprising total consideration of $2.69 billion. Following general meetings of Rio Tinto plc and Rio Tinto Limited on 27 June 2017 and 29 June 2017, respectively, the transaction was approved by eligible shareholders, with 97.2 per cent of the votes cast voting in favour.

The Directors’ report is made in accordance with a resolution of the board.

Jan du Plessis

Chairman

2 August 2017

Non-GAAP measures

The Group presents certain non-GAAP financial measures, including underlying earnings, which are reconciled to directly comparable IFRS financial measures below. These non-GAAP measures are used internally by management to assess the performance of the business. They are not a substitute for the IFRS measures and should be considered alongside those measures.

Reconciliation of net earnings to underlying earnings

	Pre-tax HY2017 US$m	Tax HY2017 US$m	Non-controlling interests HY2017 US$m	Net amount HY2017 US$m	Net amount HY2016 US$m
Exclusions from underlying earnings
Impairment charges (a)	(357)	100	91	(166)	(7)
Net gains on disposal of interests in businesses (b)	(13)	8	–	(5)	193
Exchange and derivative gains/(losses):
- Exchange (losses)/gains on US dollar net debt and intragroup balances	(462)	47	6	(409)	502
- (Losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting (c)	(7)	2	2	(3)	11
- (Losses)/gains on commodity derivatives not qualifying for hedge accounting (d)	(130)	40	–	(90)	45
Onerous port and rail contracts (e)	–	–	–	–	(496)
Rio Tinto Kennecott (f)	73	(28)	–	45	–
Restructuring costs and global headcount reductions	–	–	–	–	(88)
Other exclusions (g)	11	(19)	–	(8)	(10)

Total excluded from underlying earnings	(885)	150	99	(636)	150

Net earnings	4,956	(1,669)	18	3,305	1,713

Underlying earnings	5,841	(1,819)	(81)	3,941	1,563

Underlying earnings is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and net earnings both represent amounts attributable to owners of Rio Tinto.

The following items are excluded from net earnings in arriving at underlying earnings in each period irrespective of materiality:

•	Net gains on disposal and consolidation of interests in businesses.

•	Impairment charges and reversals of cash generating units.

•	Profit/(loss) after tax from discontinued operations.

•	Certain exchange and derivative gains and losses (as defined in the table above).

Exclusions from underlying earnings relating to equity accounted units are stated after tax and included in the column ‘Pre-tax’. Items (a) to (g) below are excluded from net earnings in arriving at underlying earnings.

(a)	In light of the current market conditions for uranium, no substantive expenditure is now budgeted or planned to evaluate the Roughrider deposit in Canada. These circumstances have been identified as an impairment trigger under IFRS 6. The recoverable amount for the evaluation and exploration assets has been determined to be US$nil due to the significant uncertainty over whether commercially viable quantities of mineral resources could be identified at a future date. Accordingly an impairment charge of US$357 million has been recorded to fully write-off the mineral interests recognised on acquisition.

Reconciliation of net earnings to underlying earnings (continued)

In 2015, the impairment charge for Simandou included an amount relating to the anticipated settlement of contractual liabilities. These liabilities were settled during 2017 by the Group’s subsidiary Simfer Jersey Ltd. from the proceeds of a share issue. The non-controlling interest component of this transaction (US$91 million) has been accounted for as an impairment reversal consistent with the original accounting treatment.

(b)	For the period to 30 June 2017 there were no material disposals of interests in businesses.

For the period to 30 June 2016, a pre-tax gain of US$410 million (post-tax US$268 million) was recognised by Rio Tinto on the sale of its 40 per cent interest in the Bengalla Joint Venture on 1 March 2016. This was partially offset by a loss on disposal of the 100 per cent interest in Carbone Savoie on 31 March 2016.

(c)	Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(d)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(e)	At 30 June 2016 an onerous contract was recognised in relation to the Abbott Point Coal Terminal and associated rail infrastructure capacity. In October 2016, agreement was reached with Adani to relinquish the port capacity at Abbot Point Coal Terminal and therefore the charge recorded in the first half of 2016 was reduced to US$329 million by year end.

(f)	In the six months to 30 June 2017, Rio Tinto received the final settlement on the insurance claims related to the 2013 slide at Rio Tinto Kennecott’s Bingham Canyon mine. The amounts excluded from underlying earnings are consistent with the previously excluded losses to which they relate, in line with the treatment of the 2013 and 2015 settlement payments.

(g)	Other credits and charges that individually or in aggregate, if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into business performance.

Rio Tinto Group

Unaudited Condensed Interim Financial Statements

Period ended June 30, 2017

TABLE OF CONTENTS

Primary financial statements

Group income statement	F-1

Group statement of comprehensive income	F-3

Group cash flow statement	F-4

Group balance sheet	F-7

Group statement of changes in equity	F-9

Notes to financial statements

Note 1 – Basis of preparation	F-11

Note 2 – Consolidated net debt	F-15

Note 3 – Geographical analysis (by destination)	F-16

Note 4 – Prima facie tax reconciliation	F-17

Note 5 – Fair value disclosure for financial instruments	F-18

Note 6 – Acquisitions and disposals	F-21

Note 7 – Other disclosures	F-21

Note 8 – Events after the balance sheet date	F-24

Group income statement

	Six months to 30 June 2017 US$m	Six months to 30 June 2016 US$m
Continuing operations
Consolidated sales revenue	19,319	15,500
Net operating costs (excluding items shown separately)	(12,652)	(13,478)
Impairment charges (a)	(357)	(9)
Net (losses)/gains on disposal of interests in businesses	(13)	331
Exploration and evaluation costs	(175)	(267)
Profit relating to interests in undeveloped projects	1	7

Operating profit	6,123	2,084
Share of profit after tax of equity accounted units	40	179

Profit before finance items and taxation	6,163	2,263
Finance items
Net exchange (losses)/gains on external debt and intragroup balances	(455)	531
Net (losses)/gains on derivatives not qualifying for hedge accounting	(7)	7
Finance income	68	36
Finance costs (b),(c)	(595)	(576)
Amortisation of discount	(218)	(163)

	(1,207)	(165)

Profit before taxation	4,956	2,098
Taxation	(1,669)	(357)

Profit for the period	3,287	1,741

- attributable to owners of Rio Tinto	3,305	1,713
- attributable to non-controlling interests ((loss)/profit)	(18)	28

Basic earnings per share (d)	184.0c	95.3c
Diluted earnings per share (d)	182.7c	94.9c

(a)	In light of the current market conditions for uranium, no substantive expenditure is now budgeted or planned to evaluate the Roughrider deposit in Canada. These circumstances have been identified as an impairment trigger under IFRS 6. The recoverable amount for the evaluation and exploration assets has been determined to be US$nil due to the significant uncertainty over whether commercially viable quantities of mineral resources could be identified at a future date. Accordingly an impairment charge of US$357 million has been recorded to fully write-off the mineral interests recognised on acquisition.

(b)	Finance costs in the income statement include hedging adjustments and are net of amounts capitalised of US$93 million (30 June 2016: US$35 million).

Rio Tinto 2017 Form 6-K

Group income statement (continued)

(c)	Rio Tinto completed a bond buy-back programme in June 2017 for US$2.5 billion (nominal value).The early redemption of these bonds accelerated the recognition of future interest payments associated with them. Included in finance costs in the six months ended 30 June 2017 is a net charge of US$256 million attributable to early redemption of these bonds.

Rio Tinto completed two bond buy-back programmes during April 2016 and June 2016 for $1.5 billion and $3 billion (nominal values) respectively. The early redemption of these bonds accelerated the recognition of future interest payments associated with them. Included in finance costs in the six months ended 30 June 2016 was a net charge of US$175 million attributable to early redemption of bonds.

(d)	For the purpose of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,796.3 million (30 June 2016: 1,797.1 million), being the average number of Rio Tinto plc shares outstanding of 1,372.6 million (30 June 2016: 1,373.5 million), plus the average number of Rio Tinto Limited shares outstanding of 423.7 million (30 June 2016: 423.6 million). The profit figures used in the calculation of basic and diluted earnings per share are the profits attributable to owners of Rio Tinto.

For the purpose of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

Rio Tinto 2017 Form 6-K

Group statement of comprehensive income

	Six months to 30 June 2017 US$m	Six months to 30 June 2016 US$m
Profit after tax for the period	3,287	1,741

Other comprehensive (loss)/income:
Items that will not be reclassified to profit or loss:
Actuarial losses on post-retirement benefit plans	(99)	(885)
Tax relating to these components of other comprehensive income	33	232

	(66)	(653)
Items that have been/may be reclassified subsequently to profit or loss:
Currency translation adjustment(a)	2,120	762
Currency translation on companies disposed of, transferred to the income statement	–	48
Fair value movements:
- Cash flow hedge gains/(losses)	17	(78)
- Cash flow hedge (gains)/losses transferred to the income statement	(39)	58
- Gains on revaluation of available for sale securities	9	2
- Losses on revaluation of available for sale securities transferred to the income statement	8	2
Share of other comprehensive income of equity accounted units net of tax	24	22
Tax relating to these components of other comprehensive income	–	3

Other comprehensive income for the period, net of tax	2,073	166

Total comprehensive income for the period	5,360	1,907

- attributable to owners of Rio Tinto	5,257	1,801
- attributable to non-controlling interests	103	106

(a)	Excludes a currency translation gain of US$243 million (30 June 2016: charge of US$77 million) arising on Rio Tinto Limited’s share capital for the period ended 30 June 2017, which is recognised in the Group statement of changes in equity. Refer to Group statement of changes in equity on page F-9.

Rio Tinto 2017 Form 6-K

Group cash flow statement

	Six months to 30 June 2017 US$m	Six months to 30 June 2016 US$m
Cash flows from consolidated operations (a)	8,022	4,551
Dividends from equity accounted units	169	22

Cash flows from operations	8,191	4,573
Net interest paid(b)	(609)	(685)
Dividends paid to holders of non-controlling interests in subsidiaries	(132)	(103)
Tax paid	(1,144)	(545)

Net cash generated from operating activities	6,306	3,240

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(1,758)	(1,318)
Disposals of subsidiaries, joint ventures and associates(c)	135	556
Purchases of financial assets	(16)	(12)
Sales of financial assets	35	27
Sales of property, plant and equipment and intangible assets	79	115
Net funding of equity accounted units	(2)	(5)

Net cash used in investing activities	(1,527)	(637)

Cash flows before financing activities	4,779	2,603

Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(2,248)	(1,916)
Proceeds from additional borrowings	9	4,366
Repayment of borrowings (b)	(2,595)	(6,280)
Proceeds from issue of equity to non-controlling interests	143	69
Own shares purchased from owners of Rio Tinto	(252)	–
Purchase of non-controlling interests(d)	(194)	–
Other financing cash flows	(18)	37

Net cash flows used in financing activities	(5,155)	(3,724)

Effects of exchange rates on cash and cash equivalents	(27)	1

Net decrease in cash and cash equivalents	(403)	(1,120)

Opening cash and cash equivalents less overdrafts	8,189	9,354

Closing cash and cash equivalents less overdrafts (e)	7,786	8,234

Group cash flow statement (continued)

	Six months to 30 June 2017 US$m	Six months to 30 June 2016 US$m
(a) Cash flows from consolidated operations
Profit after tax for the period	3,287	1,741
Adjustments for:
- Taxation	1,669	357
- Finance items	1,207	165
- Share of profit after tax of equity accounted units	(40)	(179)
- Net losses/(gains) on disposal of interests in businesses	13	(331)
- Impairment charges (f)	357	9
- Depreciation and amortisation	2,117	2,283
- Provisions (including exchange differences on provisions)	168	887
Utilisation of provisions	(338)	(286)
Utilisation of provision for post-retirement benefits	(171)	(148)
Change in inventories	(331)	119
Change in trade and other receivables	464	478
Change in trade and other payables	(456)	(637)
Other items	76	93

	8,022	4,551

(b)	Rio Tinto completed a US$2.5 billion bond buy-back programme in June 2017. Net interest paid includes US$259 million being the payment of the premiums and the accelerated interest associated with the bond redemption.

During April 2016 and June 2016, Rio Tinto completed two bond buy-back programmes for US$1.5 billion and US$3 billion (nominal values) respectively. Net interest paid included US$266 million being the payment of the premiums and the accelerated interest associated with these bond redemptions.

(c)	Disposal proceeds in the six months to 30 June 2017 mainly relate to receipt of the second and final instalment of funds for Rio Tinto’s disposal of its 100 percent interest in Lochaber, which was completed in November 2016.

Disposal proceeds in the six months to 30 June 2016 mainly related to Rio Tinto’s disposal of its 40 per cent interest in the Bengalla Joint Venture for US$617 million.

(d)	In May 2017, the Group’s subsidiary Simfer Jersey Limited (Rio Tinto 53%) purchased a 4.25% interest in Simfer SA from International Finance Corporation for US$194 million.

Group cash flow statement (continued)

(e)	Closing cash and cash equivalents less overdrafts for the purposes of the cash flow statement differs from cash and cash equivalents on the Group balance sheet as per the following reconciliation:

	30 June 2017 US$m	31 December 2016 US$m	30 June 2016 US$m
Cash and cash equivalents per Group balance sheet	7,746	8,201	8,250
Bank overdrafts (reported within ‘borrowings and other financial liabilities’)	(30)	(12)	(16)
Cash and cash equivalents included in assets of disposal groups held for sale	70	–	–

Cash and cash equivalents less overdrafts per Group cash flow statement	7,786	8,189	8,234

(f)	This includes impairment charges net of reversals of cash generating units consistent with the disclosure in the Group income statement.

Group balance sheet

	30 June 2017 US$m	31 December 2016 US$m
Non-current assets
Goodwill	1,000	951
Intangible assets	2,987	3,279
Property, plant and equipment	60,324	58,855
Investments in equity accounted units	4,714	5,019
Inventories	162	143
Deferred tax assets	3,759	3,728
Trade and other receivables	1,562	1,342
Tax recoverable	18	38
Other financial assets (including loans to equity accounted units)	776	822

	75,302	74,177
Current assets
Inventories	3,331	2,937
Trade and other receivables	2,901	3,460
Tax recoverable	74	98
Other financial assets (including loans to equity accounted units)	353	359
Cash and cash equivalents	7,746	8,201

	14,405	15,055
Assets of disposal groups held for sale (a)	1,144	31

Total assets	90,851	89,263

Current liabilities
Borrowings and other financial liabilities	(742)	(922)
Trade and other payables	(5,964)	(6,361)
Tax payable	(1,267)	(764)
Provisions including post-retirement benefits	(1,133)	(1,315)

	(9,106)	(9,362)
Non-current liabilities
Borrowings and other financial liabilities	(15,106)	(17,470)
Trade and other payables	(877)	(789)
Tax payable	(273)	(274)
Deferred tax liabilities	(3,165)	(3,121)
Provisions including post-retirement benefits	(12,634)	(12,479)

	(32,055)	(34,133)
Liabilities of disposal groups held for sale (a)	(865)	(38)

Total liabilities	(42,026)	(43,533)

Net assets	48,825	45,730

Capital and reserves
Share capital (b)
- Rio Tinto plc	223	224
- Rio Tinto Limited	4,158	3,915
Share premium account	4,305	4,304
Other reserves	11,240	9,216
Retained earnings	22,365	21,631

Equity attributable to owners of Rio Tinto	42,291	39,290
Attributable to non-controlling interests	6,534	6,440

Total equity	48,825	45,730

Rio Tinto 2017 Form 6-K

Group balance sheet (continued)

(a)	Assets and liabilities held for sale at 30 June 2017 comprise Rio Tinto’s interests in Coal & Allied and certain contractual obligations, and certain separate assets at Rio Tinto Kennecott.

(b)	At 30 June 2017, Rio Tinto plc had 1,368.7 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 424.2 million shares in issue and held by the public. No shares in Rio Tinto Limited were held by Rio Tinto plc at 30 June 2017 (31 December 2016: nil). As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$21.36 (31 December 2016: US$19.49).

Group statement of changes in equity

Period ended

30 June 2017

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium account US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	4,139	4,304	9,216	21,631	39,290	6,440	45,730
Total comprehensive income for the period (a)	–	–	2,014	3,243	5,257	103	5,360
Currency translation arising on Rio Tinto Limited’s share capital	243	–	–	–	243	–	243
Dividends	–	–	–	(2,248)	(2,248)	(132)	(2,380)
Share buy-back (b)	(1)	–	1	(300)	(300)	–	(300)
Own shares purchased from Rio Tinto shareholders to satisfy share options (c)	–	–	(17)	(9)	(26)	–	(26)
Treasury shares reissued and other movements	–	1	–	–	1	–	1
Change in equity interest held by Rio Tinto	–	–	–	20	20	(20)	–
Equity issued to holders of non-controlling interests	–	–	–	–	–	143	143
Employee share options and other IFRS 2 charges taken to the income statement	–	–	26	28	54	–	54

Closing balance	4,381	4,305	11,240	22,365	42,291	6,534	48,825

	Six months to 30 June 2017 US$	Six months to 30 June 2016 US$
Dividends per share: paid during the period	125.0c	107.5c
Dividends per share: proposed in the announcement of the results for the period	110.0c	45.0c

(a)	Refer to Group statement of comprehensive income for further details.

(b)	Total amount of US$300 million includes own shares purchased from owners of Rio Tinto plc as per the cash flow statement and a financial liability recognised in respect of an irrevocable contract to cover the share buy-back programme.

(c)	Net of contributions received from employees for share options.

Rio Tinto 2017 Form 6-K

Group statement of changes in equity (continued)

Period ended

30 June 2016

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	4,174	4,300	9,139	19,736	37,349	6,779	44,128
Total comprehensive income for the period (a)	–	–	728	1,073	1,801	106	1,907
Currency translation arising on Rio Tinto Limited’s share capital	77	–	–	–	77	–	77
Dividends	–	–	–	(1,916)	(1,916)	(96)	(2,012)
Own shares purchased from Rio Tinto shareholders to satisfy share options (b)	–	–	(6)	(5)	(11)	–	(11)
Treasury shares reissued and other movements	–	4	–	–	4	–	4
Change in equity interest held by Rio Tinto (c)	–	–	107	18	125	(291)	(166)
Equity issued to holders of non-controlling interests	–	–	–	–	–	69	69
Employee share options and other IFRS 2 charges taken to the income statement	–	–	30	34	64	–	64

Closing balance	4,251	4,304	9,998	18,940	37,493	6,567	44,060

(a)	Refer to Group statement of comprehensive income for further details.

(b)	Net of contributions received from employees for share options.

(c)	The restructure of Coal & Allied Industries Limited completed on 3 February 2016. The restructure involved the exchange of a 32.4 per cent interest in Hunter Valley Operations mine for an additional 20 per cent shareholding in Coal & Allied Industries Limited, increasing Rio Tinto’s shareholding of Coal & Allied Industries Limited from 80 per cent to 100 per cent.

1 Basis of preparation

The unaudited condensed consolidated interim financial statements included in this interim report have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim financial reporting’ as adopted by the European Union (‘EU’), the Disclosure Guidance and Transparency Rules (‘DTR’) of the Financial Conduct Authority (‘FCA’) applicable to interim financial reporting and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 14 December 2015.

These condensed consolidated interim financial statements represent a ‘condensed set of financial statements’ as referred to in the DTR issued by the FCA. Accordingly, they do not include all of the information required for a full annual financial report and are to be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2016 and any public announcements made by the Group during the interim reporting period. These annual financial statements were prepared on a going concern basis in accordance with the Companies Act 2006 applicable to companies reporting under International Financial Reporting Standards and in accordance with applicable UK law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 14 December 2015 and Article 4 of the European Union IAS regulation and in accordance with:

•	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and interpretations issued from time to time by the IFRS Interpretations Committee (IFRS IC) both as adopted by the European Union and which were mandatory for EU reporting as at 31 December 2016; and

•	International Financial Reporting Standards as issued by the IASB and interpretations issued from time to time by the IFRS IC which were mandatory as at 31 December 2016.

Rio Tinto 2017 Form 6-K

Accounting policies

The unaudited condensed consolidated interim financial statements have been drawn up on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year ended 31 December 2016, and in the corresponding interim period. This basis of accounting is referred to as ‘IFRS’ in this report.

The Group already complies with the amendment to IAS 12: Recognition of Deferred Tax Assets for Unrealised Losses which is mandatory for 2017. This amendment clarifies the accounting treatment for deferred tax assets related to debt instruments measured at fair value.

In addition, there is an amendment to IAS 7 Statement of Cash Flows: Disclosure Initiative, which is mandatory for 2017, which requires entities to provide disclosures about changes in their liabilities arising from financing activities, including changes arising from financing cash flows and non-cash changes (such as foreign exchange gains or losses). The Group is not required to provide additional disclosures in its condensed consolidated interim financial statements, but will disclose additional information about movements in gross liabilities arising from financing activities in its annual consolidated financial statements for the year ending 31 December 2017 in addition to the net debt reconciliation currently provided.

Neither of the above amendments has been endorsed by the EU as yet.

The Group has not early adopted any amendments, standards or interpretations that have been issued but are not yet effective.

The critical accounting judgements and key sources of estimation uncertainty for the half year are the same as those disclosed in the Group’s consolidated financial statements for the year ended 31 December 2016.

The financial information by business unit and the geographic analysis of sales by destination provided on pages 11 to 14 and F-16 of this press release respectively, satisfy the disclosure requirements of IFRS 8 ‘Operating Segments’ for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

International financial reporting standards mandatory beyond 2017

IFRS 9 “Financial Instruments”, IFRS 15 “Revenue from Contracts with Customers” and IFRIC 22 “Foreign Currency Transactions and Advance Consideration” are mandatory in 2018. IFRS 16 “Leases” and IFRIC 23 “Uncertainty over Income Tax Treatments” are mandatory in 2019 and IFRS 17 “Insurance Contracts” is mandatory in 2021.

The Group has commenced evaluation of IFRIC 23, which was issued in June 2017, and continues to evaluate the impact of the other pronouncements which will be mandatory in 2018 and 2019. This work is ongoing and additional impacts may be identified later in the implementation process. Information on the Group’s implementation process was provided in the Group’s annual financial statements for the year ended 31 December 2016. A brief update on the implementation process is provided below; further information will be provided in the Group’s annual financial statements for the year ending 31 December 2017. The Group will commence evaluation of IFRS 17 at a later date.

Rio Tinto 2017 Form 6-K

International financial reporting standards mandatory beyond 2017 (continued)

IFRS 9 “Financial Instruments” – endorsed by the EU

Work in the first half of the year has focused on the classification and measurement of the Group’s financial assets under IFRS 9 and establishing the process for the calculation of impairment losses of financial assets under the new standard. Certain changes in classification have been identified, in particular, the classification of provisionally priced receivables as held at fair value as embedded derivatives are no longer separated from financial assets.

The Group continues to investigate the possibility of increased application of hedge accounting, primarily with respect to the aluminium forward and option contracts embedded in certain aluminium smelter electricity purchase contracts.

The increased application of hedge accounting, if possible, would eliminate some of the income statement volatility arising from the mark to market of embedded derivatives. The Group excludes this volatility from underlying earnings. The Group does not currently expect the impact of the other changes noted above to be material.

IFRS 15 “Revenue from Contracts with Customers” – endorsed by the EU

The approach to IFRS 15 implementation includes review of sales contracts at all product groups. Contract review at the Iron Ore and Aluminium product groups is complete, and work on contract reviews at the remainder of the Group’s operations is expected to be completed within the third quarter. To date, no material measurement differences have been identified between IAS 18, the current revenue recognition standard, and IFRS 15.

IFRIC 22 “Foreign Currency Transactions and Advance Consideration” – not yet endorsed by the EU Work continues on changes to systems and processes to comply with IFRIC 22.

IFRS 16 “Leases” – not yet endorsed by the EU

Work continues on the further understanding of the provisions of the standard which will most impact the group, adapting the contract review process to identify items relevant to the measurement of new leases, performing financial reporting impact analysis and determining system requirements.

IFRS 16 will impact the Group’s primary statements at transition and in future years. It must be implemented retrospectively, either with the restatement of comparatives or with the cumulative effect of initial application recognised as at 1 January 2019. The Group expects to make a decision on the method of initial application in the second half of the year.

International financial reporting standards mandatory beyond 2017 (continued)

IFRIC 23 “Uncertainty over Income Tax Treatments” – not yet endorsed by the EU

The method of calculating provisions for uncertain tax positions is subject to revision, as a result of this interpretation. Rio Tinto currently recognises provisions based on the most likely amount of the liability, if any, for each separate uncertain tax position.

The interpretation requires a probability weighted average approach to be taken for issues for which there are a wide range of possible outcomes. For issues with a binary outcome, the most likely amount method should continue to be used.

The new interpretation is effective from 1 January 2019 and early adoption is permitted.

IFRS 17 “Insurance Contracts”

The standard was issued in June 2017 and provides consistent principles for all aspects of accounting for insurance contracts.

2 Consolidated net debt

	30 June 2017 US$m	31 December 2016 US$m
Analysis of changes in consolidated net debt
Opening balance	(9,587)	(13,783)
Adjustment on currency translation	(440)	(103)
Exchange gains credited to the income statement	426	193
Cash movements excluding exchange movements	2,170	3,915
Other movements	(140)	191

Closing balance	(7,571)	(9,587)
Total borrowings (a)	(15,355)	(17,630)
Derivatives related to net debt (included in “Other financial assets/liabilities”)	(211)	(408)

Adjusted total borrowings	(15,566)	(18,038)

Cash and cash equivalents	7,746	8,201
Other investments (b)	249	250

Consolidated net debt	(7,571)	(9,587)

(a)	Total borrowings are combined with balance sheet items of other current financial liabilities of US$66 million (31 December 2016: US$205 million) and non-current financial liabilities of US$427 million (31 December 2016: US$557 million) in the balance sheet.

(b)	Other investments include US$249 million of highly liquid financial assets held in managed investment funds classified as held for trading.

Rio Tinto 2017 Form 6-K

3 Geographical analysis (by destination)

	Six months to 30 June 2017%	Adjusted Six months to 30 June (b) 2016%	Six months to 30 June 2017 US$m	Adjusted Six months to 30 June (b) 2016 US$m
Consolidated sales revenue by destination (a)
China	43.1	42.4	8,327	6,570
United States of America	14.6	14.2	2,822	2,207
Asia (excluding China and Japan)	14.0	15.6	2,704	2,413
Japan	11.3	10.2	2,186	1,578
Europe (excluding UK)	7.9	8.1	1,526	1,257
Canada	2.7	3.4	524	528
Australia	2.4	2.1	455	322
UK	0.7	1.0	142	155
Other	3.3	3.0	633	470

Consolidated sales revenue	100.0	100.0	19,319	15,500

The financial information by business unit and the geographic analysis of sales by destination satisfy the disclosure requirements of IFRS 8 ‘Operating Segments’ for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

(a)	Consolidated sales revenue by geographical destination is based on the ultimate country of destination of the product, if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the product at the time when the risks and rewards of ownership are transferred. Rio Tinto is domiciled in both the UK and Australia.

(b)	The 2016 figures have been amended to correct the allocation of revenues by region. The impact is to decrease the amount allocated to Canada by US$165 million and to increase other regions in aggregate by the same amount.

Rio Tinto 2017 Form 6-K

4 Prima facie tax reconciliation

	Six months to 30 June 2017 US$m	Six months to 30 June 2016 US$m
Profit before taxation	4,956	2,098
Deduct: share of profit after tax of equity accounted units	(40)	(179)
Parent companies’ and subsidiaries’ profit before tax	4,916	1,919

Prima facie tax payable at UK rate of 19 per cent (2016: 20 per cent)	934	384
Higher rate of tax on Australian underlying earnings at 30 per cent	501	189
Impact of items excluded from underlying earnings(a)
- Impairment charges	(32)	–
- Gains and losses on disposal of businesses	(6)	72
- Foreign exchange on excluded finance items	41	(92)
- Onerous port and rail contracts	–	(71)
- Other exclusions	16	(29)
Impact of changes in tax rates and laws	17	12
Other tax rates applicable outside the UK and Australia on underlying earnings	(19)	(146)
Resource depletion and other depreciation allowances	(19)	(9)
Research, development and other investment allowances	(4)	(7)
Recognition of previously unrecognised deferred tax assets	–	(3)
Write-down of previously recognised deferred tax assets (b)	203	–
Unrecognised current period operating losses	9	31
Other items (c)	28	26

Total taxation charge (d)	1,669	357

(a)	The impact for each item includes the effect of tax rates applicable outside the UK.

(b)	The write-down of previously recognised deferred tax assets primarily relates to a reduction in recognised deferred tax assets on brought forward losses in Grasberg.

(c)	Other items include various adjustments to provisions for taxation of prior periods.

(d)	This tax reconciliation relates to the Group’s parent companies, subsidiaries and joint operations, and excludes equity accounted units. The Group’s share of profit of equity accounted units is net of tax charges of US$20 million (30 June 2016: US$111 million).

Rio Tinto 2017 Form 6-K

5 Fair value disclosure for financial instruments

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and joint operations, and excludes those of equity accounted units.

Fair values of financial instruments

The carrying amounts and fair values of all of the Group’s financial instruments which are not carried at an amount which approximates their fair value at 30 June 2017 and 31 December 2016 are shown in the following table. The fair values of the Group’s cash and loans to equity accounted units approximate their carrying values as a result of their short maturity or because they carry floating rates of interest.

	30 June 2017		31 December 2016
	Carrying value US$m	Fair value US$m	Carrying value US$m	Fair value US$m
Short term borrowings	(676)	(677)	(717)	(706)
Medium and long term borrowings	(14,679)	(16,217)	(16,913)	(18,437)

Valuation hierarchy of financial instruments carried at fair value on a recurring basis

The table below shows the financial instruments carried at fair value by valuation method at 30 June 2017:

	Total US$m	Level 1 (a) (h) US$m	Level 2 (b) (h) US$m	Level 3 (c) (h) US$m	Not held at fair value US$m
Assets
Equity shares and quoted funds	148	82	–	3	63
Other investments, including loans (d)	466	376	–	70	20
Trade receivables (e)	1,909	–	29	–	1,880

	2,523	458	29	73	1,963

Derivatives
Forward contracts and option contracts, not designated as hedges (f)	281	–	(1)	282	–
Derivatives related to net debt (g)	(211)	–	(211)	–	–

	2,593	458	(183)	355	1,963

Rio Tinto 2017 Form 6-K

Fair value disclosure for financial instruments (continued)

The table below shows the financial instruments carried at fair value by valuation method at 31 December 2016:

	Total US$m	Level 1 (a) (h) US$m	Level 2 (b) (h) US$m	Level 3 (c) (h) US$m	Not held at fair value US$m
Assets
Equity shares and quoted funds	156	94	–	3	59
Other investments, including loans (d)	454	363	–	68	23
Trade receivables (e)	2,283	–	143	–	2,140

	2,893	457	143	71	2,222

Derivatives
Forward contracts: designated as hedges (f)	1	–	1	–	–
Forward contracts and option contracts, not designated as hedges (f)	416	–	8	408	–
Derivatives related to net debt (g)	(408)	–	(408)	–	–

	2,902	457	(256)	479	2,222

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares and other quoted funds.

(b)	Valuation is based on inputs that are observable for the financial instruments; these include quoted prices for similar instruments or identical instruments in markets which are not considered to be active, or inputs, either directly or indirectly based on observable market data.

(c)	Valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)	Other investments, including loans, comprise: cash deposits in rehabilitation funds, government bonds, managed investment funds and royalty amounts receivable. The royalty receivables are valued based on an estimate of forward sales subject to the royalty agreement.

(e)	Trade receivables includes provisionally priced receivables relating to sales contracts where selling price is determined after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue is recognised on provisionally priced sales based on the forward selling price for the period stipulated in the contract. At the end of June 2017, US$29 million (31 December 2016: US$143 million) of embedded derivatives within provisionally priced receivables were recognised.

(f)	Level 3 derivatives consist of derivatives embedded in electricity purchase contracts linked to the LME with terms expiring between 2017 and 2030 (31 December 2016: 2017 and 2030). The embedded derivatives are measured using discounted cash flows and option model valuation techniques. Long-term embedded derivatives with a fair value of US$282 million at 30 June 2017 (31 December 2016: US$408 million) are valued using significant unobservable inputs as the term of the derivative extends beyond the forward curve for aluminium.

Fair value disclosure for financial instruments (continued)

Aluminium prices are flat lined beyond the market forward curve and increased by projected inflation up to the date of expiry of the contract. The range of market prices are US$2,316 per metric tonne in 2027 to US$2,471 in 2030. (31 December 2016: US$2,136 per metric tonne in 2027 to US$2,300 in 2030).

(g)	Interest rate and currency interest rate swaps are valued using applicable market quoted swap yield curves adjusted for relevant basis and credit default spreads. Currency interest rate swap valuations also use market quoted foreign exchange rates. A discounted cash flow approach is applied to the cash flows derived from the inputs to determine fair value.

(h)	There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 for the six months to 30 June 2017 or the year to 31 December 2016.

Level 3 Financial instruments

The table below shows the summary of changes in the fair value of the Group’s Level 3 financial assets and financial liabilities for the six months to 30 June 2017 and the year ended 31 December 2016.

Level 3 Financial assets and liabilities	30 June 2017	31 December 2016
Opening balance	479	456
Currency translation adjustments	15	(2)
Total realised gains/(losses) included in:
– Consolidated sales revenue	–	1
– Net operating costs	4	(28)
Total unrealised (losses)/gains included in:
– Net operating costs	(143)	11
Additions	–	43
Impairment	–	(2)

Closing balance	355	479

Total (losses)/gains for the period included in the income statement for assets and liabilities held at period end	(143)	11

Sensitivity analysis in respect of level 3 derivatives

Forward contracts and options whose fair value is determined using unobservable inputs are calculated using appropriate discounted cash flow and option model valuation techniques.

The most significant of these assumptions relates to long term pricing where internal pricing assumptions are used after the 10 year LME curve. A 10 per cent increase in long term metal pricing assumptions would result in a US$29 million (31 December 2016: US$38 million) decrease in carrying value. A 10 per cent decrease in long term metal pricing assumptions would result in a US$58 million (31 December 2016: US$64 million) increase in carrying value.

6 Acquisitions and disposals

30 June 2017

Acquisitions

There were no material acquisitions during the six months ended 30 June 2017.

Disposals

There were no material disposals during the six months ended 30 June 2017.

On 24 January 2017, Rio Tinto announced it had reached a binding agreement for the sale of its 100 per cent shareholding in Coal & Allied Industries Limited and certain contractual obligations to Yancoal Australia Limited. A majority of Rio Tinto independent shareholders approved the transaction at a general meeting of Rio Tinto plc and Rio Tinto Limited on 27 June and 29 June 2017 respectively. Subject to all remaining conditions precedent being satisfied it is expected that the transaction will complete in the third quarter of 2017.

30 June 2016

Acquisitions

There were no material acquisitions during the six months ended 30 June 2016.

Disposals

On 1 March 2016, Rio Tinto disposed of its 40 per cent interest in the Bengalla Joint Venture to New Hope Corporation Limited for US$617 million.

On 31 March 2016, Rio Tinto disposed of its 100 per cent interest in Carbone Savoie to Alandia Industries.

On 30 June 2016, Rio Tinto transferred its 53.83 per cent shareholding in Bougainville Copper Limited (BCL) to Equity Trustees Limited (independent trustee) for US$nil consideration. BCL was not a subsidiary of Rio Tinto as the Group did not control the relevant activities of BCL. Mining at BCL had been suspended since 1989. There was no impact on the financial statements as a result of the transfer of shareholding.

7 Other disclosures

Capital commitments at 30 June 2017

Capital commitments, excluding the Group’s share of joint venture capital commitments, were US$2,528 million (31 December 2016: US$2,230 million). Capital commitments include open purchase orders for managed operations and expenditure on major projects authorised to date by the Rio Tinto Investment Committee for non-managed operations. On a legally enforceable basis, capital commitments would be approximately US$2.1 billion less as many of the contracts relating to the Group’s projects have various cancellation clauses.

The Group’s share of joint venture capital commitments was US$57 million (31 December 2016: US$113 million).

Rio Tinto 2017 Form 6-K

Other disclosures (continued)

Contingent liabilities (subsidiaries and joint operations)

Contingent liabilities, indemnities and other performance guarantees were US$447 million at 30 June 2017 (31 December 2016: US$473 million).

Indemnities and other performance guarantees represent the potential outflow of funds from the Group for the satisfaction of obligations including those under contractual arrangements (for example undertakings related to supplier agreements) not provided for in the balance sheet, where the likelihood of the guarantees or indemnities being called is assessed as possible rather than probable or remote. There were no material contingent liabilities arising in relation to the Group’s joint ventures and associates.

On 9 November 2016, Rio Tinto announced that, following an investigation led by external counsel, it had notified or was in the course of notifying the relevant authorities in the United States, United Kingdom and Australia of information concerning contractual payments totalling US$10.5 million made to a consultant who had provided advisory services on the Simandou project in Guinea. The Australian Federal Police, and most recently the UK Serious Fraud office, have announced formal investigations in relation to this matter. Rio Tinto is cooperating fully with each of the relevant authorities in their respective investigations. On 12 December 2016, a class action was also filed in the United States District Court for the Southern District of New York against Rio Tinto plc and certain of its current and former directors in connection with the Simandou payments.

On 1 December 2016, Rio Tinto confirmed that it was cooperating with relevant authorities (including the U.S. Securities and Exchange Commission) in connection with an investigation into the impairment included in the Company’s 2012 accounts in respect of Rio Tinto Coal Mozambique.

The likely outcome on the Group of these regulatory investigations, and any associated litigation, is subject to a number of significant uncertainties at the present time. They could ultimately expose the Group to material financial cost.

Contingent assets

The Group has, from time to time, various insurance claims outstanding with reinsurers. At 30 June 2016 this included a claim relating to the Manefay slide at Rio Tinto Kennecott in April 2013. Interim progress payments were received on this claim in 2013 and 2015; the final payment was received in January 2017.

Update on Grasberg

In January and February 2017, the Government of Indonesia issued new mining regulations to address exports of unrefined metals, including copper concentrates, and requiring that PT Freeport Indonesia (‘PT-FI’) convert its contract of work (‘CoW’) to a special licence. These regulations impact PT-FI’s operating rights and in February PT-FI provided formal notice of an impending dispute to the Government of Indonesia listing multiple breaches by the Government of the CoW. These circumstances have been identified as an impairment trigger and the recoverable amount of the Grasberg cash-generating unit has been assessed in accordance with our accounting policies by reference to a fair value less cost of disposal (‘FVLCD’) model.

No impairment charge has been recorded as the FVLCD model, which has been determined on the basis of estimates of forecast post-tax cash flows under the Participation Agreement until the end of the life-of-mine plan, discounted at a post-tax rate of 8.8 per cent, shows headroom under the central case valuation and also for reasonably possible changes in price and discount rate assumptions.

Whilst agreement has been reached between PT-FI and the Government of Indonesia to resume copper concentrate exports for six months, negotiations are on-going between PT-FI and the Indonesian government in relation to its operating licenses and investment stability. The outcome of those discussions could result in a further impairment trigger.

Other disclosures (continued)

Related party matters

Purchases and sales relate largely to amounts charged by equity accounted units for toll processing of alumina and purchases of bauxite and aluminium. Details of the Group’s principal equity accounted units are given in the 2016 Annual report.

Income statement items	Six months to 30 June 2017 US$m	Six months to 30 June 2016 US$m
Purchases from equity accounted units	(569)	(601)
Sales to equity accounted units	134	117

Cash flow statement items
Dividends from equity accounted units	169	22
Net funding of equity accounted units	(2)	(5)

Balance sheet items	30 June 2017 US$m	31 December 2016 US$m
Investments in equity accounted units	4,714	5,019
Loans to equity accounted units	39	39
Loans from equity accounted units	(31)	(49)
Trade and other receivables: amounts due from equity accounted units	378	298
Trade and other payables: amounts due to equity accounted units	(246)	(243)

Rio Tinto plc guarantees to pay the Rio Tinto Pension Fund (UK) any contributions due from Group companies participating in that fund, pro rata to its ownership of those companies and subject to certain conditions, in the event that the companies fail to meet their contribution requirements. Furthermore, Rio Tinto plc has in place a guarantee for the Rio Tinto Pension Fund, in the standard form required by the Pension Protection Fund (‘PPF’), to cover 105 per cent of the Fund’s liabilities measured on the PPF’s prescribed assumptions. Other similar guarantees in place include a Rio Tinto plc guarantee to the Rio Tinto 2009 pension fund, with no limit on liabilities.

In December 2016 an agreement between Alcan Holdings Switzerland and the Alcan Schweiz pension fund was executed whereby Alcan Holdings Switzerland will provide additional contributions in the event that the pension fund falls into a deficit during the four year life of the agreement. This agreement replaces a previous agreement that was executed in February 2011 and expired at the end of 2016.

8 Events after the balance sheet date

No events were identified after the balance sheet date which could be expected to have a material impact on the consolidated financial information included in this report.

Rio Tinto 2017 Form 6-K